Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Vasogen Announces Third Quarter 2007 Results

    MISSISSAUGA, ON, Oct. 9 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS),
today reported the results of operations for the third quarter of 2007. All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
    At August 31, 2007, our cash and cash equivalents and restricted cash totaled $29.1 million, compared with $33.8 million at May 31, 2007. With the repayment of our convertible notes during the second quarter, we no longer have any restricted cash. The change in our cash position resulted mainly from cash used for operations. Our net cash used for operations for the three months ended August 31, 2007, was $4.4 million.
    The net loss for the third quarter of 2007 was $5.3 million, or $0.24 per common share, compared with a net loss of $14.6 million, or $1.55 per common share for the same period in 2006. We incurred a net loss for the nine months ended August 31, 2007 of $22.7 million, or $1.21 per common share, compared with a net loss of $56.3 million, or $6.41 per common share for the same period in 2006. The key drivers of our reduced losses in 2007 are lower costs associated with the completion of our phase III clinical programs, the corporate costs associated with supporting these programs, and a reduction in expenses associated with our senior convertible notes which has been partially offset by restructuring costs. The difference between cash used in operations and our accounting loss is driven by non-cash items, such as expenses related to our senior convertible notes and stock options, as well as unrealized foreign exchange gains and losses.

    <<
    Highlights

    -   Following our meeting with the Food and Drug Administration (FDA) in
        May 2007 regarding our ACCLAIM results, the agency strongly recommended that we conduct a confirmatory trial ("ACCLAIM-II") of
        Celacade in NYHA Class II heart failure patients to support a
        Pre-market Approval submission for the purpose of achieving regulatory approval in the United States. The FDA also recommended that we use a Bayesian approach in the design of the confirmatory trial. The FDA indicated that they were recommending this approach specifically because it would allow us to borrow power from the
        ACCLAIM trial and also because it has the potential to substantially reduce the sample size required for a confirmatory study. The planned trial design for ACCLAIM-II indicates that as few as 300 patients could provide sufficient data to confirm the finding of the phase III ACCLAIM trial which demonstrated a 39% reduction
        (p(equal sign)0.0003) in the risk of death or cardiovascular hospitalizations for patients receiving Celacade in the large pre-specified subgroup of 689 NYHA class II heart failure patients.
        Furthermore, the use of an adaptive clinical trial design also provides the flexibility to increase the sample size up to
        600 patients, should additional data be required. We are preparing to meet with the FDA again, with the objective of obtaining formal regulatory agreement with respect to our proposed trial design prior to the end of the year.

    -   James B. Young, MD, Chairman, Division of Medicine at the Cleveland
        Clinic Foundation and Medical Director, Kaufman Center for Heart
        Failure, has agreed to be the Global Principal Investigator and
        Chairman of the Steering Committee for the planned ACCLAIM-II study.
        Dr. Young, who has played a leading role in numerous multi-center clinical trials focusing on heart failure and transplantation, led
        Vasogen's 2,400-patient ACCLAIM study, which was completed last year.
        We are also pleased to announce the other members of the newly formed
        ACCLAIM-II steering committee include Guillermo Torre-Amione, MD,
        PhD, FACC, Medical Director, Heart Transplant Program, Methodist
        DeBakey Heart Center at The Methodist Hospital; Robert Bourge, MD,
        Professor & Director of Cardiology Division, Department of Medicine,
        University of Alabama at Birmingham; Jean Rouleau, MD, Dean of
        Medicine, University of Montreal; Maria Rosa Costanzo, MD, Medical
        Director, Edward Center for Heart Failure, Midwest Heart Foundation;
        Clyde W. Yancy Jr., MD, Medical Director, Baylor Heart & Vascular
        Institute; and Mariell Jessup, MD, Medical Director, Hospital of the
        University of Pennsylvania, Heart Failure/Transplant Center.

    -   A medical symposium focused on the introduction of our
        Celacade technology into the European Union was recently held during the 11th National Conference of Advanced Therapies in Heart Failure
        in Spain. The symposium, which was hosted by our European
        commercialization partner, Grupo Ferrer Internacional, S.A.
        ("Ferrer"), was attended by physicians whom Ferrer is targeting to participate in the initial roll-out of our Celacade technology for the treatment of heart failure patients. Ferrer is initially targeting Germany and Spain for the initial commercial launch of
        Celacade. Among the presenters at the symposium was Dr. Torre-Amione, who discussed the importance of the role inflammation plays in the development and progression of heart failure, and who also reviewed the results of the ACCLAIM trial of Celacade in chronic heart failure. The European commercialization activities for Celacade are proceeding as planned and we remain on track with our objective of launching Celacade in Europe before the end of the year.

    -   Today we announced that a recently published book,
        "Immune Dysfunction and Immunotherapy in Heart Disease," discusses the Celacade System for the treatment of heart failure. The chapter entitled "Anti-inflammatory therapy in heart failure," describes how the growing understanding of the role inflammation in heart failure has led to new treatment modalities and describes the potential of
        Celacade to target this underlying pathology. The authors of the chapter describe the mechanism of action of Celacade and review the results of the ACCLAIM trial. Regarding the results of the trial, the authors state: "These findings are consistent with the role that chronic inflammation plays in the development and progression of HF and are particularly impressive in the large subgroup of
        NYHA Class III or IV patients who had not experienced a prior heart attack and in all NYHA class II patients. These results provide a strong basis for targeting Celacade's novel anti-inflammatory mechanism in this large and well-defined patient population."
    >>

    As previously announced, a conference call will be conducted on October
9, 2007, at 4:30 p.m. Eastern time. The conference call may be accessed by calling 416-641-6124 or 1-866-300-4047 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 416-695-5800 or
1-800-408-3053, PIN code 3238234 followed by the number sign, and will also be available at www.vasogen.com.

    About Vasogen:

    Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
System, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade is in late-stage development for the treatment of chronic heart failure and has received European regulatory approval under the CE Mark for this indication.
Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders. VP025 is the lead drug candidate from this new class.

    Certain statements contained in this press release, the upcoming conference call and  web cast, or elsewhere in our public documents constitute
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995 and/or "forward-looking information"
under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of Celacade(TM) or VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will",
"should", "expects", "plans", "anticipates", "believes", "estimated",
"predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and
Management's Discussion and Analysis for the three months and nine months ended August 31, 2007, will be accessible on Vasogen's Website at
www.vasogen.com and will be available on SEDAR and EDGAR. Summary financial tables are provided below.

    <<

    VASOGEN INC.
    (A DEVELOPMENT STAGE COMPANY)

    Interim Consolidated Balance Sheets
    (In thousands of Canadian dollars)

    -------------------------------------------------------------------------
                                                     August 31,  November 30,
                                                          2007          2006
    -------------------------------------------------------------------------
                                                    (Unaudited)
    Assets

    Current assets:
      Cash and cash equivalents                      $  29,121     $  30,427
      Restricted cash                                        -         6,403
      Clinical supplies                                  1,241         1,211
      Tax credits recoverable                            1,356         1,327
      Prepaid expenses and deposits                        583         1,384
      -----------------------------------------------------------------------
                                                        32,301        40,752

    Property and equipment                                 476           615

    Acquired technology                                     63           253

    Deferred financing costs                                 -           150

    -------------------------------------------------------------------------
                                                     $  32,840     $  41,770
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity

    Current liabilities:
      Accounts payable                               $     537     $   3,369
      Accrued liabilities                                3,267         5,067
      Senior convertible notes payable                       -         8,754
      -----------------------------------------------------------------------
                                                         3,804        17,190
    Shareholders' equity:
      Share capital:
        Authorized:
          Unlimited common shares, without par value
        Issued and outstanding:
          22,391,387 common shares
           (November 30, 2006 - 15,665,134)            365,670       344,217
      Stock-based compensation                          10,958        10,713
      Equity component of senior convertible
       notes payable                                         -         1,639
      Warrants                                          16,725        11,390
      Contributed surplus                               11,408         7,995
      Deficit                                         (375,725)     (351,374)
      -----------------------------------------------------------------------
                                                        29,036        24,580

    Commitments and contingencies
    -------------------------------------------------------------------------
                                                     $  32,840     $  41,770
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    VASOGEN INC.
    (A DEVELOPMENT STAGE COMPANY)

    Interim Consolidated Statements of Operations, Deficit and Comprehensive
    Income
    (In thousands of Canadian dollars, except per share amounts)
    (Unaudited)

    -------------------------------------------------------------------------
                                                                 Period from
                                                                  December 1,
                        Three months ended     Nine months ended     1987 to
                              August 31,            August 31,     August 31,
                            2007       2006       2007       2006       2007
    -------------------------------------------------------------------------
    Expenses:
      Research and
       development     $   2,588  $   7,360  $   9,347  $  29,773  $ 238,028
      General and
       administration      2,887      3,800     11,363     14,290    116,535
      Foreign exchange
       loss (gain), net      242        (12)     1,200        160     10,193
    -------------------------------------------------------------------------

    Loss before the
     undernoted           (5,717)   (11,148)   (21,910)   (44,223)  (364,756)

    Interest expense on
     senior convertible
     notes payable             -       (116)        (5)      (903)    (1,279)

    Accretion in
     carrying value of
     senior convertible
     notes payable             -     (1,727)      (728)    (6,633)   (10,294)

    Amortization of
     deferred financing
     costs                     -       (577)      (154)    (2,157)    (3,057)

    Loss on
     extinguishment of
     senior convertible
     notes payable             -     (1,407)    (1,754)    (4,101)    (6,749)

    Investment income        370        409      1,003      1,681     13,018

    Change in fair value
     of embedded
     derivatives               -          -        829          -        829
    -------------------------------------------------------------------------

    Loss for the period
     and comprehensive
     loss                 (5,347)   (14,566)   (22,719)   (56,336)  (372,288)

    Deficit, beginning of
     period:
      As previously
       reported         (370,378)  (326,784)  (351,374)  (284,719)    (1,510)
      Impact of change
       in accounting for
       financial
       instruments on
       December 1, 2006        -          -     (1,632)         -     (1,632)
      -----------------------------------------------------------------------

      As restated       (370,378)  (326,784)  (353,006)  (284,719)    (3,142)

    Charge for
     acceleration
     payments on equity
     component of senior
     convertible notes
     payable                   -          -          -       (295)      (295)

    -------------------------------------------------------------------------
    Deficit, end of
     period            $(375,725) $(341,350) $(375,725) $(341,350) $(375,725)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Basic and diluted
     loss per share    $   (0.24) $   (1.55) $   (1.21) $   (6.41) $       -

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    VASOGEN INC.
    (A DEVELOPMENT STAGE COMPANY)

    Interim Consolidated Statements of Cash Flows
    (In thousands of Canadian dollars)
    (Unaudited)

    -------------------------------------------------------------------------
                                                                 Period from
                                                                  December 1,
                        Three months ended     Nine months ended     1987 to
                              August 31,            August 31,     August 31,
                            2007       2006       2007       2006       2007
    -------------------------------------------------------------------------
    Cash provided by
     (used in):
    Operations:
      Loss for the
       period          $  (5,347) $ (14,566) $ (22,719) $ (56,336) $(372,288)
      Items not
       involving cash:
        Amortization         125        146        378        444      6,034
        Accretion in
         carrying value
         of senior
         convertible
         notes payable         -      1,727        728      6,633     10,294
        Amortization of
         deferred
         financing costs       -        577        154      2,157      3,057
        Loss on
         extinguishment
         of senior
         convertible
         notes payable         -      1,407      1,754      4,101      6,749
        Change in fair
         value of
         embedded
         derivatives           -          -       (829)         -       (829)
        Stock-based
         compensation        164        774      1,615      2,456     13,207
        Common shares
         issued for
         services              -         28          -         28      2,485
        Unrealized
         foreign
         exchange loss
         (gain)              227       (121)     1,454        585     10,431
        Other                  -          -          -          -        (35)
      Change in
       non-cash
       operating working
       capital               413     (5,184)    (3,890)   (13,832)       595
      -----------------------------------------------------------------------
                          (4,418)   (15,212)   (21,355)   (53,764)  (320,300)
    Financing:
      Shares and warrants
       issued for cash         -          -     17,345          -    326,358
      Warrants exercised
       for cash                -          -          -          -     16,941
      Options exercised
       for cash                -          -          -          -      7,669
      Share issue costs        -       (160)    (1,440)      (160)   (24,646)
      Issue (repayment)
       of senior
       convertible notes
       payable, net            -     (1,695)      (924)    (3,810)    38,561
      Restricted cash      3,078        (38)     6,403        648          -
      Cash payment on
       acceleration
       warrants exercise
       price                   -          -          -        (49)       (49)
      Paid to related
       parties                 -          -          -          -       (234)
      -----------------------------------------------------------------------
                           3,078     (1,893)    21,384     (3,371)   364,600
    Investments:
      Purchase of
       property and
       equipment              (8)       (10)       (49)       (24)    (2,465)
      Purchase of
       acquired
       technology              -          -          -          -     (1,283)
      Purchases of
       marketable
       securities              -          -          -        (80)  (244,846)
      Settlement of
       forward exchange
       contracts               -          -         10       (259)    (4,824)
      Maturities of
       marketable
       securities              -          -          -     22,877    240,677
      -----------------------------------------------------------------------
                              (8)       (10)       (39)    22,514    (12,741)
    Foreign exchange
     gain (loss) on cash
     held in foreign
     currency               (227)       205     (1,296)    (1,334)    (2,438)
    -------------------------------------------------------------------------
    Increase (decrease)
     in cash and cash
     equivalents          (1,575)   (16,910)    (1,306)   (35,955)    29,121
    Cash and cash
     equivalents,
     beginning of period  30,696     31,476     30,427     50,521          -
    -------------------------------------------------------------------------
    Cash and cash
     equivalents, end
     of period         $  29,121  $  14,566  $  29,121  $  14,566  $  29,121
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    >>

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd, Mississauga, ON, Canada L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 16:10e 09-OCT-07